AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1999
                                                    REGISTRATION NO. 333-82683
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         _______________________________
                               AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   __________

                         ADVANCED TISSUE SCIENCES, INC.
             (Exact name of Registrant as Specified in Its Charter)

            Delaware                                  14-1701513
 (State or Other Jurisdiction of                   (I.R.S. Employer
  Incorporation or Organization)                  Identification No.)
                                   __________

    10933 North Torrey Pines Road, La Jolla, California 92037 (858) 713-7300 (Address, Including Zip Code, And Telephone Number, Including Area Code, Of
                    Registrant's Principal Executive Offices)
                                   __________

                               Arthur J. Benvenuto
                Chairman of the Board And Chief Executive Officer
                         ADVANCED TISSUE SCIENCES, INC.
    10933 North Torrey Pines Road, La Jolla, California 92037 (858) 713-7300 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)
                                   __________

                                   Copies to:
                              Faye H. Russell, Esq.
                              Maria P. Sendra, Esq.
                         BROBECK, PHLEGER & HARRISON LLP
                                550 West C Street
                           San Diego, California 92101
                                 (619) 234-1966
                                   __________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If only the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                   __________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 1999

                             PRELIMINARY PROSPECTUS

     The information in this preliminary prospectus is not complete and may be changed. The common stock covered by this preliminary prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy the common stock in any state where the offer or sale is not permitted.

                                5,000,000 SHARES

                         ADVANCED TISSUE SCIENCES, INC.
                                  COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of up to 5,000,000 shares of our common stock. All of the 5,000,000 shares of our common stock are being offered and may be sold by us. However, there is no minimum offering amount and it is possible that we may not sell all of the shares being offered.

     Our common stock is traded on the Nasdaq National Market under the symbol "ATIS." On September 9, 1999, the average of the high and low sales prices per share of the common stock was $3.42 per share.

                                 _______________

     THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY SHARES OF COMMON STOCK.

                                 _______________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                                        Proceeds to
                          Price to Public       Advanced Tissue Sciences
===============================================================================
 Per Share
-------------------------------------------------------------------------------
 Total
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The proceeds to Advanced Tissue Sciences are based on proceeds before deducting expenses payable by us estimated at $82,130.

     The shares of common stock offered hereby are offered directly by us. It is expected that delivery of certificates representing shares will be made against payment on or about ___________________, 1999.

                                 _______________

               The date of this prospectus is September ___, 1999

                                TABLE OF CONTENTS
                                -----------------


                                      Page
                                      ----

Advanced Tissue Sciences, Inc.          4
Recent Developments                     6
Risk Factors                            6
Forward-Looking Statements             15
Where You Can Find More Information    15
Information Incorporated by Reference  15
Use of Proceeds                        16
Dilution                               17
Plan of Distribution                   17
Legal Matters                          18
Experts                                18

                         ADVANCED TISSUE SCIENCES, INC.

     We are a leading company in developing tissue products grown from human cells. We develop these tissue products for medical applications. We are currently focusing our efforts on skin, cartilage and cardiovascular products. We apply a broad range of scientific disciplines, such as cell biology, bioengineering, biochemistry, and polymer and transplant science to culture living human cells "in vivo" or in the body, or "ex vivo" or outside the body. We culture the cells in a manner that allows them to develop and assemble into a functioning tissue. We have successfully replicated a variety of human tissues using our technology.

     Our objective is to redefine tissue repair and transplantation by developing, manufacturing and marketing products produced through our technology. Our product strategy is to use our patented methods to develop multiple products which address unmet therapeutic needs or offer improved, cost-effective alternatives to current methods of treating patients. By building on our base of scientific knowledge through the continued application of our technology, we believe we can achieve significant advances in the development, clinical testing and manufacture of each of our tissue products.

     Our first commercial product, TransCyte[TM], a temporary covering for burns, was first approved for commercial sale by the FDA in March 1997 for full-thickness, or third degree burns, and for partial-thickness, or second degree burns, in October 1997. Dermagraft[R] for the treatment of diabetic foot ulcers, a living replacement for the lower or dermal layer of human skin, is in clinical trials in the United States. Dermagraft for diabetic foot ulcers and TransCyte for burns have been introduced in other countries as permitted by regulatory requirements. Both TransCyte and Dermagraft are being commercialized through a joint venture with Smith & Nephew plc. Our other products are at earlier stages of development.

     TRANSCYTE. TransCyte consists of a dermal tissue with an ultra-thin synthetic covering that acts as a protective cover. In the treatment of third degree burns, TransCyte is designed to help retain fluids and reduce the risk of infection until a sufficient amount of the patient's own skin becomes available for grafting. TransCyte, as compared to silver sulfadiazine in treating second degree burns, has been shown to heal burns faster.

     Of the approximately 1.2 million people who suffer burn injuries annually in the United States, up to 13,000 are severely burned and require skin grafts. TransCyte was initially approved to address the approximately 1,500 severely burned patients with burns exceeding 20% body surface area. Another 30,000 to 40,000 burn victims, often children, suffer the partial to mid-dermal burns also being addressed by TransCyte. These burns frequently result from household hazards such as scalds from hot liquids, faulty heating pads or misuse of ignition fluids.

     DERMAGRAFT. Dermagraft consists of living skin cells called fibroblasts grown on a scaffold that will dissolve over time. It is designed to provide a healthy, metabolically active tissue to be placed in chronic skin ulcers to support wound closure. Healing skin ulcers faster can potentially reduce the risk of infection (and, in the case of diabetic foot ulcers, the subsequent risk of amputation), as well as the need for skin grafting and reconstructive procedures. Chronic skin ulcers that may be addressed by Dermagraft include diabetic foot ulcers, skin ulcers on the lower part of the leg, generally known as venous ulcers, and pressure ulcers.

     Approximately 800,000 diabetic foot ulcers are estimated to be treated in the United States each year, approximately half of which are believed to represent the target market for Dermagraft. It is estimated that more than
1.2 million patients are affected by acute pressure ulcers, and over 200,000 nursing home patients suffer from chronic pressure ulcers. Approximately 500,000 patients are diagnosed with venous ulcers in the United States each year.

     ORTHOPEDICS. Through a separate joint venture with Smith & Nephew, we are developing cartilage tissues for orthopedic applications. Over the past several years, the joint venture's activities have focused on the development of articular cartilage, a smooth cartilage that covers the surfaces of joints. We believe a manufactured articular cartilage could be used to repair cartilage defects in joints. This would provide an opportunity to treat patients at an earlier stage of joint degeneration, thereby delaying, or in some cases eliminating, the need for total joint replacements. We are working to optimize the product before advancing into clinical trials. The joint venture has also developed prototypes for a meniscus, the fibrous "shock absorbing" cartilage in the knee, and is performing preclinical studies during 1999.

     There are over 1.2 million arthroscopic procedures for repair of the knee, including procedures involving articular cartilage, meniscus and ligament, performed annually in the United States.

     CARDIOVASCULAR. Through the use of our technology, we are developing blood vessels that will grow and repair normally. Potentially, these blood vessels could provide enhanced biocompatibility and improved patency with a reduced need for the anticoagulant drugs required with currently available products. In collaboration with the Department of Bioengineering at the University of California, San Diego, we are currently leading an effort to design, construct and evaluate blood vessel grafts produced from cells grown on a scaffold that would be compatible with implantation. This project is using current advances in various scientific areas, such as cell culture, bioreactor technology, biomaterials and blood vessel mechanics to create a unique, living tissue replacement for blood vessels. The successful integration of these technologies could lead to the development of grafts to treat coronary and peripheral artery vascular diseases.

     In the United States, over 900,000 people die each year from cardiovascular disease. More specifically, 14 million people suffer from coronary artery disease and over 380,000 coronary artery bypass procedures are performed annually in the United States. Likewise, each year approximately 70,000 patients undergo surgery for the replacement of peripheral blood vessels.

     SMITH & NEPHEW PLC.  In April 1996, we entered into an agreement with
Smith & Nephew to form a joint venture for the worldwide commercialization of Dermagraft in the treatment of diabetic foot ulcers. The Dermagraft Joint Venture was expanded in 1998 to include venous ulcers, pressure ulcers, burns and other skin tissue wounds. Under the joint venture agreement with Smith & Nephew, we are principally responsibility for manufacturing and Smith & Nephew has primary responsibility for the worldwide sales and marketing of Dermagraft and TransCyte. Smith & Nephew is a world leader in wound care sales with an established sales force in over 90 countries. It develops, manufactures and markets a wide range of tissue repair products, principally addressing the areas of bone, joints, skin and other soft tissue. Smith & Nephew is known in the United States for its comprehensive training and customer education programs, and it has successfully launched several advanced wound care products.

     In 1994, we entered into a separate joint venture with Smith & Nephew for the worldwide development, manufacture and marketing of human cartilage tissue based on our technology for orthopedic applications. Under the terms of the agreement, we are responsible for supervising the manufacturing of the cartilage tissue products. The joint venture will execute the research and development program, develop a worldwide marketing plan, and will utilize Smith & Nephew's established selling and distribution network to market the products.

     INAMED CORPORATION. We recently entered into a strategic alliance with Inamed Corporation for the development and marketing of aesthetic and certain reconstructive applications of our technology. Specifically, we licensed Inamed rights to develop, market and sell certain products for use in cosmetic surgery, cartilage for plastic and reconstructive applications, and a product for breast reconstruction. Inamed also received an option to license rights to certain of our products which potentially may be used for soft tissue augmentation such as in wrinkle and cosmetic correction, and for the treatment of urinary incontinence. Inamed Corporation is a global surgical and medical device company engaged in the development, manufacture and marketing of medical devices for the plastic and reconstructive, bariatric and general surgery markets.

     Dermagraft[R], TransCyte[TM] and NeoCyte[TM] are our trademarks. This prospectus also includes names and trademarks of other companies.

     Advanced Tissue Sciences was incorporated in Delaware in 1987. Our principal executive offices are located at 10933 North Torrey Pines Road, La Jolla, California 92037, and our telephone number is (858) 713-7300.

                               RECENT DEVELOPMENTS

     In June 1999, we announced that a $10 million loan and accrued interest payable to Smith & Nephew, our partner in the Dermagraft and cartilage joint ventures, was converted into approximately 2.8 million shares of our common stock. The loan agreement allowed us to pay the loan in cash or common stock at our election. The loan was due and payable in less than a year. The conversion increased Smith & Nephew's interest in our common stock to approximately 8%.

     During the quarter ended June 30, 1999, holders of our series B preferred stock continued to convert their shares into common stock. To date, 399.2 shares of our series B preferred stock has been converted into approximately 8.9 million common shares at an average conversion price of $2.25 per share. As a result, we have 100.8 shares of our series B preferred stock and approximately
52.4 million shares of our common stock outstanding as of August 19, 1999.

     At the end of June, we notified the holders of the series B preferred stock of our election to redeem for cash at 105% of liquidation value any preferred shares submitted for conversion from July 1, 1999 to September 30, 1999 at a conversion price equal to or below $3.58 per share. For example, for each share of preferred stock submitted for conversion at a conversion price equal to or below $3.58 per share, we would be required under this election to redeem each share by paying the holder $52,500 plus accrued dividends. If all of the shares were submitted for conversion at or below $3.58 per share, we would be required to use approximately $5.4 million of our existing cash and investments to redeem those shares. If the shares are submitted for conversion at a conversion price above $3.58 per share, the preferred stock would be converted at a minimum price of at least $4.77 per share. These conversions would generally be at a discount to the then current market price of our common stock. This could result in the issuance of up to approximately 1.1 million shares of our common stock and additional dilution to you.

     We may withdraw this redemption election on five days advance notice. We may also continue the election on a quarter by quarter basis for so long as we have adequate cash available for the redemption. We may not have enough cash available to continue this election if this offering is not successful. If we decide to discontinue or do not have sufficient cash available to redeem the preferred stock, conversions of the preferred stock can be made at conversion prices at or below $3.58 per share. As the conversion price is determined based on stock prices over a 45-day period, conversion prices will vary and can be at a substantial discount to the market price. There is no limit as to how low the conversion price can go. As a result you could experience substantial dilution as a result of any such conversions. As of August 19, 1999, the conversion price is $3.14 per share. If all the outstanding preferred shares were converted at this price, we would issue another 1.6 million shares of common stock.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK. AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

RISKS RELATED TO OUR BUSINESS
-----------------------------

IF OUR PRODUCTS FAIL IN CLINICAL STUDIES, WE WILL BE UNABLE TO OBTAIN FDA APPROVAL AND WILL NOT BE ABLE TO SELL THOSE PRODUCTS.

     In order to sell our products that are under development, and our existing products for additional applications, we must receive regulatory approval for our products. To obtain those approvals, we must conduct clinical studies demonstrating that our products are safe and effective. If we cannot obtain FDA approval for a product or any additional application of a product, that product cannot be sold and revenues will suffer.

     Early in 1998, an FDA Advisory Panel recommended the FDA approve Dermagraft for marketing in the United States for the treatment of diabetic foot ulcers. The Advisory Panel's recommendation included certain conditions we would have needed to satisfy after the commercial introduction of Dermagraft. However, in June 1998, the FDA requested we complete an additional controlled clinical trial to support our application for approval to market Dermagraft for the treatment of diabetic foot ulcers. We are currently conducting this additional pivotal clinical trial. Commercial introduction within the United States is subject to successful completion of the additional clinical trial and FDA approval.

     Although Dermagraft appears promising based on clinical studies to date, it may not be successful in this additional clinical trial or other future clinical trials. Our ongoing clinical study of Dermagraft, and clinical studies of our other products, may be delayed or halted for various reasons, including:

     - the product is not effective, or physicians think that it is not effective;

     - patients experience severe side effects during treatment;

     - patients do not enroll in the study at the rate we expect, or

     - product supplies are not sufficient to treat the patients in the study.

     In addition, the FDA and foreign regulatory authorities have substantial discretion in the approval process. The FDA and foreign regulatory authorities may not agree that we have demonstrated that Dermagraft, or any of our other products, are safe and effective after we complete clinical trials.


WE WILL NEED ADDITIONAL FUNDS TO SUPPORT OPERATIONS. IF WE ARE UNABLE TO OBTAIN THEM, WE WOULD BE UNABLE TO COMPLETE OUR PRODUCT DEVELOPMENT PROGRAMS AND WOULD HAVE TO REDUCE OR CEASE OPERATIONS, OR ATTEMPT TO SELL SOME OR ALL OF OUR OPERATIONS OR TO MERGE WITH ANOTHER ENTITY.

     The further development of our technology and products as well as any further development of manufacturing capabilities or the establishment of additional sales, marketing and distribution capabilities will require the commitment of substantial funds. Our existing working capital will not be sufficient to meet our needs. Potential sources of additional funds include payments from our alliances with Smith & Nephew and Inamed, our borrowing capacity under the cartilage joint venture with Smith & Nephew, and our access to funds under an equity line. If, for any reason, Smith & Nephew were to terminate the Dermagraft Joint Venture or, to a lesser extent, the cartilage joint venture, we would experience a substantial increase in the need for and use of our working capital to support the commercialization and manufacture of our Dermagraft and TransCyte products or the development of our orthopedic cartilage products. We could also acquire additional funding through collaborative arrangements or the extension of existing arrangements.

     To the extent that we choose not to or are unable to establish such arrangements, we would experience increased capital requirements to undertake research, development and marketing of our proposed products at our own expense. If we are not able to meet these expenses we may be unable to continue our operations.


     We may not satisfy the milestones for additional funds under the joint ventures with Smith & Nephew or the Inamed alliance. We also may not be able to obtain adequate funds under other existing or future arrangements when such funds are needed or, if available, on terms acceptable to us. In certain circumstances, funds under the equity line could be limited or, in some cases, completely unavailable. Limitations on the equity line include:

     - any draw by us under the equity line may not exceed $15 million;

     - draws by us within any three-month period cannot exceed 4.9% of the outstanding shares of our common stock;

     - the investor group does not have to accept any draw which would result in such group owning more than 4.9% of the outstanding shares of our common stock; and

     - we cannot draw against the equity line during the pricing period for an earlier draw.

In addition, we may not effect a drawing under the equity line if:

     - our common stock is trading at less than $2 per share;

     - trading of our common stock on the Nasdaq National Market has been suspended;

     - our common stock has been delisted from the Nasdaq National Market; or

     - we do not have in effect a registration statement under the Securities Act of 1933 covering the issuance and resale of the common stock to be issued pursuant to the draw.

     Insufficient funds may require us to delay, scale back or eliminate certain of our research and product development programs or that we license third parties the right to commercialize products or technologies that we would otherwise commercialize ourselves or that we attempt to merge with another entity.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET AND MAY NOT BE SUCCESSFULLY COMMERCIALIZED BECAUSE PHYSICIANS AND PATIENTS MAY NOT PURCHASE OR USE THEM.

     Our products are based on new and innovative technologies and the medical community or the general population may not broadly purchase or use our products as alternatives to existing methods of treatment. Sales of our products could be adversely affected by:

     - their respective cost;

     - concerns related to efficacy;

     - the effectiveness of alternative methods of treatment; or

     - the lack of sufficient third-party reimbursement.

     Any future negative events or other unfavorable publicity involving the use of our products could also adversely affect acceptance of our products. Both we and Smith & Nephew have limited direct experience marketing or obtaining third-party reimbursement for these types of products.

     Additionally, TransCyte has only been marketed and sold in the United States for a limited period of time and may not achieve commercial acceptance in the United States. Similarly, Dermagraft has only been sold internationally and may never achieve commercial acceptance in the United States even if it receives FDA approval.


WE RELY ON THIRD PARTIES TO MARKET, DEVELOP AND SELL OUR PRODUCTS AND THOSE THIRD PARTIES MAY NOT PERFORM SUCCESSFULLY. OUR DEPENDENCE ON THIRD PARTIES AND OUR LACK OF SALES AND MARKETING PERSONNEL COULD LIMIT OUR ABILITY TO DEVELOP OUR PRODUCTS OR TO GENERATE REVENUES FROM PRODUCTS SALES.

     We are particularly dependent on Smith & Nephew with respect to the Dermagraft and the cartilage joint ventures. The amount and timing of resources to be devoted by Smith & Nephew is not within our control. In addition, the Dermagraft and cartilage joint venture agreements provide that they may be terminated prior to their expiration under certain circumstances that are outside our control. If Smith & Nephew does not perform its obligations as expected or if Smith & Nephew has a strategic shift in its business focus, it would be difficult for us to successfully complete the development efforts of the Dermagraft and cartilage joint ventures. We are relying on Smith & Nephew and others to market our products both domestically and internationally. Our success in generating market acceptance of Dermagraft and TransCyte will depend on the marketing efforts of Smith & Nephew. We cannot control the amount and timing of resources that Smith & Nephew or others may devote to marketing and selling our products. Smith & Nephew may not perform its obligations under the Dermagraft Joint Venture as expected. Our failure to achieve broad use of Dermagraft for the treatment of diabetic foot ulcers and, to a lesser extent, TransCyte for burn care, would hurt our ability to generate revenues and profits.

WE HAVE A HISTORY OF LOSSES AND MAY NOT BECOME PROFITABLE.

     To date, we have experienced significant operating losses in funding the research, development, testing and marketing of our products and expect to continue to incur substantial operating losses. To June 30, 1999, we had incurred cumulative net operating losses of $228.7 million. Our ability to achieve profitability depends in part upon our ability to successfully manufacture and market Dermagraft and TransCyte for skin ulcers and burns. We may never achieve a profitable level of operations or even if we achieve profitability, we may not be able to sustain it on an ongoing basis.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE MAY BE UNABLE TO PREVENT OTHER COMPANIES FROM USING OUR TECHNOLOGY IN COMPETITIVE PRODUCTS. IF WE INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY BE PREVENTED FROM DEVELOPING OR MARKETING OUR PRODUCTS.

     Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. Our competitors may develop products that are the same as our products and market those products after our patents expire, or may design around our existing patents. If this happens, sales of our products would suffer and our ability to generate revenues will be severely impacted. Furthermore, patents may be issued to others that prevent the manufacture or sale of our products.
We may have to pay significant fees or royalties to license those patents in order to continue marketing our products. This would cause our profits on sales of our products to decline.

     Our dependence upon having exclusive rights to the technology covered under our patent applications and licensed patent applications is subject to the following risks:

     - applications may not result in issued patents;

     - current or future issued or licensed patents, trade secrets or know-how may not afford protection against competitors with similar technologies or processes;

     - any patents issued may be infringed upon or designed around by others; or

     - others may independently develop technologies or processes that are the same as or substantially equivalent to ours.

     In addition to patent protection, we also rely on trade secrets, know-how and technology advances. We enter into confidentiality agreements with our employees and others, but these agreements may not be effective in protecting our proprietary information. Others may independently develop substantially equivalent information or obtain access to our know-how.

     Litigation, which is very expensive, may be necessary to enforce or defend our patents or rights and may not end favorably for us. Any of our licenses, patents or other intellectual property may be challenged, invalidated, canceled, infringed or circumvented and may not provide any competitive advantage to us.

IF THE THIRD-PARTY SUPPLIERS THAT SUPPLY THE MATERIALS NECESSARY TO MANUFACTURE OUR PRODUCTS DO NOT SUPPLY QUALITY MATERIALS IN A TIMELY MANNER, IT MAY DELAY OR IMPAIR OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS ON A TIMELY AND COMPETITIVE BASIS OR ADVERSELY AFFECT OUR POTENTIAL FUTURE PROFITABILITY.

     Although most of the raw materials used in the manufacture of our Dermagraft and TransCyte products are available from more than one supplier, changes in certain critical components could cause the FDA to require us to prove equivalency of the materials or potentially to modify or perform additional clinical trials for our Dermagraft and TransCyte products. This could have the effect of restricting our ability to commercialize our products.

     The mesh framework used by us in the manufacture of Dermagraft is available under a supply agreement with only one FDA-approved manufacturing source. Similarly, the synthetic mesh framework used by us in the manufacture of TransCyte is only available under a supply agreement with a different FDA-approved manufacturing source. Because the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain component parts and packaging materials in their applications, FDA approval of a new supplier would be required if these materials become unavailable from the current supplier.

     Interruptions in supplies for the manufacture of our Dermagraft and TransCyte products may occur in the future and we may have to obtain substitute vendors for these materials. Any significant supply interruption would delay our clinical trials as well as our product development and marketing programs. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to us or incompatible with our manufacturing process, could prevent or delay our ability to manufacture products.

IF OUR PRODUCTS THAT ARE IN AN EARLY STAGE OF DEVELOPMENT ARE NEVER SUCCESSFULLY COMMERCIALIZED WE MAY NOT HAVE REVENUES TO CONTINUE OPERATIONS.

     We have products that are in an early stage of development. To date only TransCyte has been approved for commercial sale, and only Dermagraft has advanced to clinical trials for the treatment of diabetic foot ulcers in the United States. However, Dermagraft will still require further marketing approvals from the FDA, and all of our other products are at earlier stages of research, development and testing. These products, including additional indications for Dermagraft and TransCyte, will require significant additional research and development, as well as extensive preclinical and clinical testing.

     Since our products are based on innovative technologies, there are many reasons why our products may not advance beyond their early stage of development. These reasons include the possibilities that:

     - any or all of these products will be found to be unsafe or ineffective or otherwise fail to receive necessary regulatory approvals;

     - our products are uneconomical to market;

     - third parties may hold legal rights that preclude us from marketing such products; or

     - our products fail to achieve market acceptance in light of competing technologies and products.

RISKS RELATED TO OUR INDUSTRY
-----------------------------

IF WE FAIL TO OBTAIN REGULATORY APPROVAL TO COMMERCIALLY MANUFACTURE OR SELL ANY OF OUR PRODUCTS, OR IF APPROVAL IS DELAYED, IT COULD INCREASE THE COST OF PRODUCT DEVELOPMENT, OR ULTIMATELY PREVENT OR DELAY OUR ABILITY TO SELL OUR PRODUCTS AND GENERATE REVENUES.

     We and our collaborators are subject to extensive government regulation. The FDA and other state and foreign regulatory authorities require rigorous preclinical testing, clinical trials and other product approval procedures for our products. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of our products. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. The FDA and other state or foreign regulatory authorities have limited experience with our technology and products. As a result, our products are susceptible to requests for clinical modifications or additional supportive data, or changes in regulatory policy, which could substantially extend the test period for our products resulting in delays or rejections. Even after substantial time and expense, we may not be able to obtain regulatory product approval by the FDA or any equivalent state or foreign authorities. If we obtain regulatory product approval, the approval may limit the uses for which we may market the product.

     For example, in June 1998, the FDA indicated that our marketing application for Dermagraft for the treatment of diabetic foot ulcers was not approvable without supportive data from an additional clinical trial. We are currently conducting the additional clinical trial of Dermagraft in the treatment of diabetic foot ulcers as requested by the FDA. If the trial is not successful or if we do not receive FDA approval at the conclusion of the clinical trial it will prevent or at least delay sales of Dermagraft.

     In addition, although the FDA has classified TransCyte as a medical device, the state of California and the state of New York have notified us that we must register as a tissue bank in order to manufacture or distribute TransCyte in those states. Although many states do not regulate tissue banks, there are certain other states besides California and New York that do. Such states could take a position similar to California and New York with regard to the regulatory status of TransCyte. In June 1997, we submitted a request to the FDA for an advisory opinion that the FDA's regulation of this product as a medical device preempts New York from regulating it as human tissue under a different licensing scheme. Both New York and California have provided written submissions to the FDA urging the agency to deny our request. To date, the FDA has not ruled. If states are permitted to regulate TransCyte as a human tissue, we and our customers could be subjected to a costly new layer of regulation. In addition, under the laws of some states that regulate tissue, including New York and Florida, the sale of human tissues for valuable consideration is prohibited. We are currently distributing TransCyte in the State of New York under a provisional tissue banking license. Due to the similarities of the products, regulations applicable to TransCyte are also expected to apply to our Dermagraft product as well.

     After regulatory approval is obtained, our product, its manufacture and related manufacturing facilities will be subject to continual review and periodic inspections. Any subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. For example, after inspecting the manufacturing facility early in 1998 in conjunction with our application for the approval of Dermagraft for the treatment of diabetic foot ulcers, the FDA notified us of numerous objection-able conditions under a Form FDA 483 list of observations. These observations concerned our manufacturing processes and systems for Dermagraft and TransCyte. In March 1998, the FDA issued a warning letter requiring us to investigate and correct the conditions identified by the FDA. In September 1998, we successfully completed a reinspection by the FDA of our manufacturing facility and quality systems. However, we must continue to pass future inspections by the FDA of our manufacturing facility.

     Our research and development activities and operations involve the controlled use of small quantities of radioactive compounds, chemical solvents and other hazardous materials. In addition, our business involves the growth of human tissues. In the event of an accident, we could be held liable for any damages that result. In addition, these research activities and operations are subject to continual review under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal, state or local laws and regulations which impact our ability to develop and market our products.

HEALTHCARE REFORM MEASURES AND REIMBURSEMENT PROCEDURES MAY PREVENT US FROM OBTAINING AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR PRODUCTS THAT IN TURN WOULD DECREASE OUR ABILITY TO GENERATE REVENUES.

     Our ability to commercialize products successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. In the United States, government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA. In some cases, such payors may refuse to provide any coverage for uses of approved products for indications that the FDA has not granted marketing approval. Initiatives to reform healthcare delivery are increasing these cost containment efforts. As managed care organizations continue to expand as a means of containing healthcare costs, we believe there may be attempts by such organizations to restrict the use of, delay authorization to use, or limit coverage and the level of reimbursement for, new products, such as those being developed and commercialized by us, pending completion of cost/benefit analyses of such products by those managed care organizations. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

     We have supported health economics studies and research and have developed cost offset or cost-effectiveness models with respect to our TransCyte and Dermagraft products in an effort to help obtain appropriate and adequate third party coverage and reimbursement for these products. However, these products are novel and as such are subject to inherent uncertainty in the area of reimbursement. Adequate government or private payor coverage or levels of reimbursement may not be available for any of our products and we may not be able to maintain price levels sufficient for the realization of an appropriate return on our investment in such products. Failure to obtain sufficient coverage and reimbursement levels for uses of our products could decrease the market acceptance of such products.

DISCOVERIES OR DEVELOPMENTS OF NEW TECHNOLOGIES BY OUR COMPETITORS OR OTHERS MAY MAKE OUR PRODUCT LESS COMPETITIVE OR MAKE OUR PRODUCTS OBSOLETE.

     The biomedical technology industry is subject to rapid, unpredictable and significant technological change. Competition from universities, research institutions and pharmaceutical, chemical and biotechnology companies is intense. Many competitors or potential competitors have greater financial resources, research and development capabilities and manufacturing and marketing experience than we do. In general, the first biomedical product to be commercialized for a particular therapeutic indication is often at a significant competitive advantage relative to later entrants to the market. Accordingly, the relative speed with which we can develop products, complete clinical trials, obtain regulatory approvals and develop commercial manufacturing capability may affect our competitive position.

     In the area of burns, we compete primarily with cadaver skin or porcine tissue. We are also aware of several companies that have developed technologies involving processed cadaver skin used as a skin replacement, such as LifeCell Corporation, or sheets of cells grown from the patient's own skin, such as Genzyme Tissue Repair and Cell Culture Technology. Integra Life Sciences or Integra has Integra Artificial Skin consisting of a bovine or animal-derived matrix with a synthetic covering, for the treatment of burn wounds. In June 1999, Integra announced that Johnson & Johnson Medical obtained worldwide exclusive marketing and sales rights, excluding Japan, to Integra Artificial Skin. In addition, we are aware that Ortec International, Inc. has completed a pilot clinical trial with its composite cultured skin product, consisting of two types of skin cells, fibroblasts and keratinocytes, on a bovine or animal-derived collagen sponge, for the treatment of burn wounds. Several other companies are also developing or plan to develop growth factors as a treatment for second degree or small first degree burns.

     In the area of diabetic foot ulcers, Chiron Corporation and the Ortho-McNeil division of Johnson & Johnson have received FDA approval and are marketing a platelet-derived growth factor for the treatment of diabetic foot ulcers. In addition, Organogenesis, Inc. has completed clinical trials for the use of Apligraf, a product using cultured human cells seeded onto a bovine or animal-derived matrix, for the treatment of diabetic foot ulcers. Organogenesis received FDA approval to market Apligraf in the treatment of venous ulcers or "leg ulcers" in May 1998. Organogenesis has also entered into an alliance with Novartis Pharma AG for the marketing of Apligraf.

     With respect to cartilage repair, Genzyme Tissue Repair is currently selling a service to process a patient's own cartilage cells as a treatment for defects in the knee. We are also aware that Integra and Osiris Therapeutics, Inc. are engaged in research on cultured cartilage products.

     Other factors such as our ability to secure regulatory approval for our products, to implement production and marketing plans, and to secure adequate capital resources will also impact our competitive position. We may not have the resources to compete successfully.

IF WE ARE NOT ABLE TO ATTRACT KEY PERSONNEL AND ADVISORS OR IF OUR CURRENT MANAGEMENT AND TECHNICAL PERSONNEL LEAVE THE COMPANY, IT MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN FINANCING OR DEVELOP OUR PRODUCTS.

     Our success will depend in large part upon our ability to attract and retain qualified scientific, administrative and management personnel as well as the continued contributions of our existing senior management and scientific and technical personnel. We face strong competition for such personnel and we cannot give any assurance that we will be able to attract or retain such individuals. In particular, if we lose the services of either Arthur J. Benvenuto, our chairman and chief executive officer, or Dr. Gail K. Naughton, our president and chief operating officer, it will limit our ability to achieve our business objectives and could make it difficult to raise additional funds or to attract partners.

OUR STOCK PRICE COULD CONTINUE TO BE VOLATILE AND YOUR INVESTMENT IN OUR STOCK COULD SUFFER A DECLINE IN VALUE, ADVERSELY AFFECTING OUR ABILITY TO RAISE ADDITIONAL CAPITAL WHICH COULD IN TURN DELAY COMMERCIALIZATION OF OUR PRODUCTS.

     The market price of our common stock has fluctuated significantly in recent years and is likely to fluctuate in the future. For example, from September 1997 to September 1999, our common stock has closed as high as $17.00 per share and as low as $1.97 per share. Factors contributing to this volatility have included:

     - the results of research or scientific discoveries by us or others;

     - progress or the results of preclinical and clinical trials;

     - new technological innovations;

     - the approval and commercialization of products;

     - developments concerning technology rights;

     - litigation and related developments; and

     - public perception regarding the safety and efficacy of our products.

Fluctuations in our financial performance from period to period, the issuance of analysts' reports and general industry and market conditions also tend to have a significant impact on the market price of our common stock.

WE MAY NOT HAVE ADEQUATE INSURANCE AND IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, IT MAY RESULT IN REDUCED DEMAND FOR OUR PRODUCTS OR DAMAGES THAT EXCEED OUR INSURANCE LIMITATIONS.

     The use of any of our products, whether for commercial applications or during clinical trials, exposes us to an inherent risk of product liability claims in the event such products cause injury, disease or result in adverse effects. Such liability might result from claims made directly by healthcare institutions, contract laboratories or others selling or using such products.
We currently maintain product liability insurance coverage; however, such insurance coverage might not be sufficient to fully cover any potential claims. Such insurance can be expensive and difficult to obtain. Adequate insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against any such liability. Any product liability claim in excess of insurance coverage would have to be paid out of our cash reserves which would have a detrimental effect on our financial condition.

DISCOVERY OF PREVIOUSLY UNKNOWN PROBLEMS WITH A PRODUCT, MANUFACTURER, OR FACILITY, COULD RESULT IN PRODUCT RECALLS OR WITHDRAWALS AND SIGNIFICANTLY REDUCE OUR RESOURCES.

     Our tissue repair and transplantation products are complex and must be manufactured under well-controlled and sterile conditions, in addition to meeting strict product release criteria. Any manufacturing errors or defects, or uncorrected impurity or variation in a raw material, either unknown or undetected by us, could affect the quality and safety of our products. If any of the defects were material, we could be required to undertake a market withdrawal or recall of the affected products. The cost of a market withdrawal or product recall could significantly reduce our resources.

IF WE OR OUR SUPPLIERS FAIL TO BE YEAR 2000 OR Y2K COMPLIANT IT COULD CAUSE INTERRUPTIONS IN OUR SUPPLY OF PRODUCTS FOR CLINICAL TRIALS, DELAY THE COMPLETION OF THE TRIALS, AND GENERATE SUBSTANTIAL EXPENSES FOR OUR BUSINESS.

     The Y2K issue is a situation that results from computer systems and software products being coded using two digits rather than four to define the applicable year. Computer systems and software products utilize embedded technology that is time-sensitive and may recognize a date as the year 1900 rather than the year 2000 which could cause computer system failures and errors leading to a disruption of our business operations. The Y2K issue could affect not only our operations but also the operations of our business partners, customers, suppliers and regulatory agencies among others.

     In response to the risks presented by the Y2K issue, we developed and are currently implementing a Y2K compliance plan. We have approached the Y2K issue in two specific phases. Phase I involved the review and analysis of computer systems, software products, equipment and vendor relationships considered critical to our operations. Phase II involves the review and analysis of computer systems, software products, equipment and vendor relationships not considered critical to our operations. In both phases, we have used qualified independent consultants to help achieve compliance goals. We currently estimate the cost of our phase I and II activities to be less than $200,000, exclusive of internal manpower costs. These estimated costs are primarily for consulting services and equipment upgrades. We do not expect these costs to be material to our financial condition or results of operations.

     With respect to phase I and II, substantially all required system modifications have been made to computer servers, operating systems and telecommunication network equipment. We identified several pieces of manufacturing and laboratory equipment and facility access control systems which are currently being upgraded. We believe all significant Y2K problems relating to systems considered critical to our operations have been identified and specific plans are in place to assure Y2K compliance, thereby reducing the risk of a critical Y2K failure or error. We are also assessing approximately 260 vendor relationships. Every reasonable effort will be made to identify and correct or develop contingency plans for those that are not Y2K compliant.

     We have not yet completed our formal contingency plan relative to undetected Y2K problems. However, at the current time, there does not appear to be any critical piece of equipment for which backup cannot be provided.
The worst case scenario would likely involve adding additional short-term labor to perform repetitive manufacturing tasks. There could also be some incremental costs of replacing current testing capabilities should on-site test equipment fail. While these extra costs have not yet been estimated, they are currently not expected to have a material impact on our financial condition or operating results. In a worst case scenario, if we have not been able to identify all relevant Y2K issues or resolve any third party issues, our supply of products and clinical trials could be delayed resulting in substantial expenses.

RISKS RELATED TO THIS OFFERING
------------------------------

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY IN NEW STOCK OFFERINGS TO RAISE FUNDS TO CONTINUE OPERATIONS.

     The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a price that we deem appropriate.

PURCHASERS OF COMMON STOCK IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THEIR STOCK.

     You will suffer immediate and substantial dilution in this offering. For example, assuming an offering price of $3.42 per share, the average of the high and low sales prices per share of the common stock on September 9, 1999, the pro forma net tangible book value of the common stock as of June 30, 1999 would be $0.50 per share resulting in dilution to you of $2.92 per share. To the extent that outstanding options to purchase the common stock are exercised, there will be further dilution.

THE LACK OF A MINIMUM OFFERING REQUIREMENT IN THIS OFFERING MAY LIMIT OUR ABILITY TO ACHIEVE OUR BUSINESS OBJECTIVES.

     In connection with this offering, the amount of funds we may raise is uncertain. In the event we do not raise sufficient funds, we may not accomplish our business objectives.

OUR CHARTER DOCUMENTS AND STOCKHOLDER RIGHTS PLAN MAY PREVENT US FROM PARTICIPATING IN TRANSACTIONS THAT COULD BE BENEFICIAL TO YOU.

     Our stockholder rights plan and provisions in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership, including transactions in which you might otherwise receive a premium for your shares over the then-current market prices. These provisions also may limit your ability to approve transactions that you deem to be in your best interests. In addition, our board of directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership.

                           FORWARD-LOOKING STATEMENTS

     IN ADDITION TO HISTORICAL INFORMATION, THIS PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE. WE ARE NOT OBLIGATED TO UPDATE OR REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT NEW EVENTS OR CIRCUMSTANCES.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     1. Our annual report on Form 10-K for the fiscal year ended December 31, 1998, as amended on September 15, 1999, including certain information in our definitive proxy statement in connection with our 1999 annual meeting of stockholders;

     2. Our quarterly report on Form 10-Q for the quarterly period ended March 31, 1999;

     3. Our quarterly report on Form 10-Q for the quarterly period ended June 30, 1999, as amended on August 20, 1999 and September 15, 1999;

     4. Our proxy statement for our annual meeting of stockholders held on May 25, 1999;

     5. Our current report on Form 8-K filed May 28, 1999;

     6. The description of our common stock contained in our registration statement on Form 8-A filed July 28, 1992, including any amendments or reports filed for the purpose of updating such descriptions; and

     7. The description of our preferred stock purchase rights, contained in our registration statement on Form 8-A filed on January 6, 1995, including any amendments or reports filed for the purpose of updating such descriptions.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                    Advanced Tissue Sciences, Inc.
                    10933 North Torrey Pines Road
                    La Jolla, California 92037
                    (858) 713-7300
                    Attn:  Investor Relations

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS.   WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU
WITH DIFFERENT INFORMATION. WE ARE NOT MAKING OR AUTHORIZING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                                 USE OF PROCEEDS

     Assuming an offering price of $3.42 per share based on the average of the high and low sales prices per share of the common stock on September 9, 1999 as reported on the Nasdaq National Market, we estimate that the net proceeds from this offering will be approximately $17.0 million, after deducting our estimated offering expenses. If shares of our series B preferred stock are submitted for conversion and we can redeem those shares, we intend to use up to $5.4 million of the net proceeds to redeem such shares of our series B preferred stock. We expect the balance of the net proceeds of this offering will be used to fund existing operations. If we receive less than all of the net proceeds estimated above either due to a lower purchase price per share, fewer shares being sold or both, there will be less proceeds available to fund our existing operations. In addition, should we receive less than all the net proceeds, we will need to raise additional funds from the sources described below.

     We will require substantial additional funds other than those raised in this offering to conduct our existing operations in the future. We believe that our existing resources, including the proceeds of this offering and interest earned thereon, together with anticipated funding of estimated reimbursable costs, equity investments and milestone payments under collaborative agreements, and the existing equity line will be sufficient to support our current operations for at least the next twelve months. We are pursuing funds from each of the above sources; however, we expect to use the equity line only if sufficient funds cannot be raised from these other sources. Pending application of the proceeds as described above, we intend to invest the net proceeds of this offering in investment-grade, interest-bearing instruments.

                                    DILUTION

     As of June 30, 1999, the net tangible book value applicable to our common stockholders was approximately $11.6 million, or $0.22 per share. "Net tangible book value per share" represents the amount of our total tangible assets reduced by total liabilities and the liquidation value of our preferred stock outstanding, divided by the number of shares of common stock we have outstanding.

     Assuming we sell all 5,000,000 shares at $3.42 per share, the average of the high and low sales prices per share of the common stock on September 9, 1999 as reported on the Nasdaq National Market, the pro forma net tangible book value of the common stock as of June 30, 1999 would have been $28.6 million, or $0.50 per share, after deducting the estimated expenses of this offering. This represents an immediate increase in net tangible book value of $0.28 per share to existing stockholders and an immediate dilution of $2.92 to the investors on purchasing shares of common stock in this offering. "Dilution per share" represents the difference between the price per share of common stock paid by the investors in this offering and the net tangible book value per share at June 30, 1999 as adjusted to give effect to the sale of 5,000,000 shares in this offering. The dilution to investors in this offering will be increased to the extent we sell less than 5,000,000 shares of common stock.

     The following table illustrates the dilution per share taking into account the estimated expenses of this offering:

     Assumed public offering price per share                     $  3.42
                                                                 -------
     Net tangible book value per share as of June 30, 1999          0.22

     Increase to present stockholders due to this offering          0.28
                                                                    ----
     Pro forma net tangible book value after this offering          0.50
                                                                    ----
     Dilution to investors in this offering                      $  2.92
                                                                 =======
     _________

     Our calculations do not assume the exercise of stock options and warrants outstanding on June 30, 1999. To the extent these options and warrants are exercised, there could be further dilution to investors. We estimated expenses of the offering to be $82,130.

                         PLAN OF DISTRIBUTION

     The common stock is being offered directly by us to a limited number of investors. We will determine the price of the common stock through negotiations between us and the purchasers which will take place after effectiveness of the registration statement. We will not accept any investor funds prior to effectiveness of the registration statement. The price of the common stock we offer could be below the current market price. This would result in dilution to existing stockholders. It could also have an adverse effect on the market for our stock. We cannot be certain that we will be able to sell all of the shares offered, and it is possible we will close this offering for less than the 5,000,000 shares being offered.

     Our chief executive officer, with the assistance of other officers as needed, will participate in the sale of the common stock to the investors. These officers will not receive any compensation for these activities. They will not be deemed to be brokers pursuant to Rule 3a4-1 under the Exchange Act. They will seek to identify prospective investors from among institutional and other potential investors known to have investments in the biotechnology industry, as well as current stockholders who may be interested in increasing their investment in Advanced Tissue Sciences. No broker-dealers will participate as potential investors.

     On the closing date, all investor funds will be transmitted directly to us. Upon receipt of such funds, we will instruct our transfer agent to deliver the shares of common stock to the purchasers. The offering will not continue after the closing date.

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in these jurisdictions only through registered or licensed brokers or dealers.

     We will pay all the expenses for the offering and the sale of the common stock to the public. We estimate such expenses to be $82,130.

                                  LEGAL MATTERS

     Brobeck, Phleger & Harrison LLP, San Diego, California, is giving its opinion on the validity of the shares you are purchasing in this offering.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Advanced Tissue Sciences, Inc. and the combined financial statements of the Dermagraft Joint Venture included in our annual report on Form 10-K for the year ended December 31, 1998, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance upon Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.








                                5,000,000 SHARES







                                 ADVANCED TISSUE
                                 SCIENCES, INC.

                                  COMMON STOCK

                          -----------------------------
                                   PROSPECTUS
                          -----------------------------

                               SEPTEMBER __, 1999

                                       PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee.

              SEC registration fee                $  4,630
              Nasdaq National Market fee            17,500
              Legal fees and expenses               25,000
              Accounting fees and expenses          25,000
              Miscellaneous expenses                10,000
                                                  --------
                   TOTAL                          $ 82,130
                                                  ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Our restated certificate of incorporation or certificate provides that, except to the extent prohibited by the General Corporation Law of the State of Delaware ("DGCL"), our directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as our directors. Under DGCL, the directors have a fiduciary duty to us which is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under DGCL for breach of the director's duty of loyalty to us, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

     Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Our by-laws provide that we must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was our director or officer, or that such director or officer is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise (collectively "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by us, which approval may not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     Our by-laws provide further that we must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was an Agent against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, provided that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

     Pursuant to our by-laws, we have the power to purchase and maintain, and have obtained, a directors' and officers' liability policy to insure our officers and directors against certain liabilities. In addition, we have entered into indemnification agreements with our directors and officers containing provisions that may require us, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if maintained for other directors or officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

     (A) EXHIBITS.

EXHIBIT NO.           DESCRIPTION
-----------           -----------

  4.1 +               Instruments defining the rights of stockholders

  4.2 ++ Rights Agreement, Dated as of January 6, 1995, between the Company and Chemical Trust Company of California, including the Certificate of Determination for the Series A junior participating preferred stock as Exhibit A, the Form of Summary of Rights to Right Certificate as Exhibit B and the Purchase Preferred Shares as Exhibit C

  4.3 +++ Investment Agreement between Advanced Tissue Sciences, Inc., and Ramius Hatteras Partners, L.P., Dated February 9, 1996

  4.3(a)++++          Amendment No. 1 to Investment Agreement between Advanced
                      Tissue Sciences, Inc., and Hatteras Partners, L.P.
                      (formerly Ramius Hatteras Partners, L.P.), Dated
                      January 26, 1998

  4.3(b)+++++         Amendment No. 2 to Investment Agreement between Advanced
                      Tissue Sciences, Inc. and Hatteras Partners, L.P.
                      (formerly Ramius Hatteras Partners, L.P.) Dated
                      July 10, 1998

  5.1*                Opinion of Brobeck, Phleger & Harrison LLP

 23.1                 Consent of Ernst & Young LLP, Independent Auditors

EXHIBIT NO.           DESCRIPTION
-----------           -----------

 23.2* Consent of Brobeck, Phleger & Harrison LLP. Included in the Opinion of Brobeck, Phleger & Harrison LLP filed as
                      Exhibit 5.1

 24.1* Power of Attorney. Included on page II-5 of registration statement no. 333-82683
_________________

+ INCORPORATED BY REFERENCE TO THE REGISTRATION STATEMENTS ON FORM 8-A, FILED ON JULY 28, 1992 AND JANUARY 6, 1995
++ INCORPORATED BY REFERENCE TO EXHIBIT 1 TO THE REGISTRANT'S CURRENT REPORT ON FORM 8-K DATED JANUARY 5, 1995
+++ INCORPORATED BY REFERENCE TO EXHIBIT 4.1 TO THE REGISTRANT'S CURRENT REPORT ON FORM 8-K DATED FEBRUARY 9, 1996
++++ INCORPORATED BY REFERENCE TO EXHIBIT 4.1 TO THE REGISTRANT'S CURRENT REPORT ON FORM 8-K DATED JANUARY 26, 1998
+++++ INCORPORATED BY REFERENCE TO EXHIBIT 4.1 TO THE REGISTRANT'S CURRENT REPORT ON FORM 8-K DATED JULY 10, 1998
*        PREVIOUSLY FILED

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-K at the date of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by

Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 15th day of September, 1999.

                                     ADVANCED TISSUE SCIENCES, INC.


                                     By:    /s/  Arthur J. Benvenuto
                                        --------------------------------
                                        Arthur J. Benvenuto, Chairman of
                                        the Board and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

    Signature                         Title
    ---------                         -----
/s/ Arthur J. Benvenuto       Chairman of the Board and         September 15,
---------------------------   Chief Executive Officer               1999
Arthur J. Benvenuto           (Principal Executive Officer)


/s/ Dr. Gail K. Naughton      Director, President and Chief     September 15,
---------------------------   Operating Officer                     1999
Dr. Gail K. Naughton


/s/ Michael V. Swanson        Senior Vice President and         September 15,
---------------------------   Chief Financial Officer               1999
Michael V. Swanson            (Principal Financial and
                              Accounting Officer)


          *                   Director                          September 15,
---------------------------                                         1999
Jerome E. Groopman, M.D.


          *                   Director                          September 15,
---------------------------                                         1999
Jack L. Heckel


          *                   Director                          September 15,
---------------------------                                         1999
Ronald L. Nelson


          *                   Director                          September 15,
---------------------------                                         1999
Dayton Ogden


          *                   Director                          September 15,
---------------------------                                         1999
David S. Tappan, Jr.


          *                   Director                          September 15,
---------------------------                                         1999
Dr. Gail R. Wilensky


*   By:  /s/ Arthur J. Benvenuto
       -------------------------
       Arthur J. Benvenuto
       Attorney-In-Fact

                                    EXHIBIT INDEX
                                    -------------

EXHIBIT NO.          DESCRIPTION
-----------          -----------

  4.1+               Instruments defining the rights of stockholders

  4.2++ Rights Agreement, Dated as of January 6, 1995, between the Company and Chemical Trust Company of California, including the Certificate of Determination for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Summary of Rights to Right Certificate as Exhibit B and the Purchase Preferred Shares as Exhibit C

  4.3+++ Investment Agreement between Advanced Tissue Sciences, Inc., and Ramius Hatteras Partners, L.P., Dated February 9, 1996

  4.3(a)++++         Amendment No. 1 to Investment Agreement between Advanced
                     Tissue Sciences, Inc., and Hatteras Partners, L.P.
                     (formerly Ramius Hatteras Partners, L.P.), Dated January
                     26, 1998

  4.3(b)+++++        Amendment No. 2 to Investment Agreement between Advanced
                     Tissue Sciences, Inc. and Hatteras Partners, L.P.
                     (formerly Ramius Hatteras Partners, L.P.) Dated July 10,
                     1998

  5.1*               Opinion of Brobeck, Phleger & Harrison LLP

 23.1                Consent of Ernst & Young, LLP, Independent Auditors

 23.2* Consent of Brobeck, Phleger & Harrison LLP. Included in the Opinion of Brobeck, Phleger & Harrison LLP filed as
                     Exhibit 5.1

 24.1* Power of Attorney. Included on page II-5 of registration statement no. 333-82683
_________________

+ INCORPORATED BY REFERENCE TO THE REGISTRATION STATEMENTS ON FORM 8-A, FILED JULY 28, 1992 AND JANUARY 6, 1995
++ INCORPORATED BY REFERENCE TO EXHIBIT 1 TO THE REGISTRANT'S CURRENT REPORT ON FORM 8-K DATED JANUARY 5, 1995
+++ INCORPORATED BY REFERENCE TO EXHIBIT 4.1 TO THE REGISTRANT'S CURRENT REPORT ON FORM 8-K DATED FEBRUARY 9, 1996
++++ INCORPORATED BY REFERENCE TO EXHIBIT 4.1 TO THE REGISTRANT'S CURRENT REPORT ON FORM 8-K DATED JANUARY 26, 1998
+++++ INCORPORATED BY REFERENCE TO EXHIBIT 4.1 TO THE REGISTRANT'S CURRENT REPORT ON FORM 8-K DATED JULY 10, 1998
*        PREVIOUSLY FILED